UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

JAKKS Pacific, Inc.

(Name of Issuer)

Common Stock, $.001 Par Value

(Title of Class of Securities)

47012E106

(CUSIP Number)

William Xu Zhang

c/o Hongkong Meisheng Culture Company Ltd

Room 1204, Mongkok Commercial Centre 16 Argyle Street, Mongkok, Kowloon, Hong Kong

p. +86-15397003086

With a copy to:

Ning Zhang Morgan, Lewis & Bockius, LLP Beijing Kerry Centre SouthTower, Suite 823, 8th Floor, No. 1 Guang Hua Road, Chaoyang District, Beijing, 100871	David A. Sirignano Morgan, Lewis & Bockius, LLP 1111 Pennsylvania Avenue, N.W. Washington, D.C. 20004

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 15, 2017

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 47012E106

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hongkong Meisheng Culture Company Ltd

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Hong Kong, China

7.	SOLE VOTING POWER

8.	SHARED VOTING POWER

1,578,647

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,578,647

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,578,647

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No. 47012E106

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Meisheng Cultural & Creative Co., Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

PRC

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,578,647

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,578,647

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,578,647

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.8%

14.	TYPE OF REPORTING PERSON

CO

This Amendment No. 1 to Schedule 13D is filed by the Reporting Persons (as defined below), and supplements and amends the Statement on Schedule 13D filed on February 10, 2017 with respect to the Common Stock, par value $0.001 per share (“Shares”) of JAKKS Pacific, Inc., a Delaware corporation (the “Issuer”). Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Statement on Schedule 13D filed on February 10, 2017, as amended.

Responses to each item of this Amendment No. 1 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 2. Identity and Background.

(a-c, f) This Schedule 13D is being filed by Meisheng Cultural & Creative Co., Ltd., a PRC company listed on Shenzhen Stock Exchange (“Meisheng Cultural”) and its wholly owned subsidiary, Hongkong Meisheng Culture Company Ltd, a Hong Kong corporation (“Hongkong Meisheng” and together with Meisheng Cultural, the “'Reporting Persons”). The principal business address of the Meisheng Cultural is Nanyan District, Hi-Tech Industrial Park, Xinchang, Zhejiang, China and the principal business address of Hongkong Meisheng is located at Room 1204, Mongkok Commercial Centre, 16 Argyle Street, Mongkok, Kowloon, Hong Kong. The Reporting Persons specialize in making cartoons as well as developing and designing animation derivatives, and in producing animation creative apparel, jewelry and festival accessories.

Attached as Appendix A to Item 2 is information concerning the executive officers and directors, or persons performing similar roles, of the Reporting Persons, as required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d-e) The Reporting Persons, and the officers and directors of the Reporting Persons listed in Appendix A, have not, during the last five years, (i) been convicted in a criminal proceeding; or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction.

On March 15, 2017, the Hongkong Meisheng and the Issuer entered into an Equity Purchase Agreement (the “Equity Purchase Agreement”), under which the Issuer agreed to issue to the Hongkong Meisheng and Hongkong Meisheng agreed to purchase 3,660,891 shares of the Issuer’s Common Stock at US$5.275 per share for an aggregate amount of US$19,311,200.00 (the “Purchased Shares”). Further, in accordance with the Equity Purchase Agreement, Hongkong Meisheng is entitled to appoint one director to the board of the Issuer on the closing date, and from and after the closing date, for so long as Hongkong Meisheng or its affiliates beneficially own Common Stock of the Issuer constituting not less than 10% of the outstanding Common Stock of the Issuer. During such period as Hongkong Meisheng is entitled to have a designee nominated to the Issuer’s board and its nominee is elected as a director, Hongkong Meisheng is subject to restrictions on its ability to engage in a proxy solicitation, propose changes to the board of directors, enter a voting agreement or other group activity with respect to the Common Stock of the Issuer, or to otherwise seek to influence control of the Issuer. The Equity Purchase Agreement is subject to certain conditions, including approval by a majority of the shareholders of Meisheng Cultural.

Upon closing of the Equity Purchase Agreement, the Reporting Persons will own 5,239,538 Shares of Common Stock, which will represent approximately 19.5% of the issued and outstanding shares of the Issuer’s Common Stock immediately after the aforementioned issuance of shares of Common Stock to Hongkong Meisheng.

In connection with the Equity Purchase Agreement, Hongkong Meisheng and the Issuer will enter into a Registration Rights Agreement on the closing date (the “Registration Rights Agreement”), under which Hongkong Meisheng shall be entitled to customary registration rights under U.S. securities laws with respect to the shares of Common Stock held by HongKong Meisheng, including the demand registration, Form S-3 registration and piggyback registration. The Registration Rights Agreement will also contain customary indemnification provisions.

The foregoing summaries of the Equity Purchase Agreement and Registration Rights Agreement are not complete and should not be relied upon. Readers should review the agreements their entirety, which are filed as Exhibit 2 hereto.

Except as set forth above and in connection with the Equity Purchase Agreement and the Registration Rights Agreement, the Reporting Persons do not have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, Hongkong Meisheng holds 1,578,647 Shares, or 6.8% of the issued and outstanding Shares of the Issuer, and the calculation is based upon 23,208,535 shares of Common Stock issued and outstanding as of March 15, 2017, according to representations made by the Issuer in the Equity Purchase Agreement.

(b) The Reporting Persons have the shared power to vote or direct the vote of 1,578,647 Shares to which this filing relates; and have the shared power to dispose or direct the disposition of 1,578,647 Shares to which this filing relates.

(c) Hongkong Meisheng has effected the below purchases of the Issuer’s Common Stock on the Nasdaq Stock Market during the past 60 days.

Date	No. of Stocks	Per Stock Price (USD)	Net Amount (USD)
02/10/2017	195,000	$5.2420	$1,022,191.33

None of the persons listed in Appendix A has effected such transactions in Issuer common stock during the past 60 days.

(d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Inapplicable

Item 6. Contracts, Agreements, Understandings or Relationships with respect to the Securities of the Issuer.

The summary of the Equity Purchase Agreement and Registration Rights Agreement in Item 4 is hereby incorporated by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Joint Filing Agreement

2.	Equity Purchase Agreement, dated as of March 15, 2017, between Hongkong Meisheng Culture Company Ltd and JAKKS Pacific, Inc., that contains the Form of Registration Rights Agreement between them as an Exhibit.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 16, 2017	HONGKONG MEISHENG CULTURE LTD

	By:	/s/ Xiaoqiang Zhao
Xiaoqiang Zhao, its Executive Director

MEISHENG CULTURAL & CREATIVE CO., LTD

	By:	/s/ Xiaoqiang Zhao
Xiaoqiang Zhao, its Director

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Appendix A

Managers and Directors of the Reporting Person

Name	Title	Citizenship	Beneficial Ownership
HONGKONG MEISHENG CULTURE LTD
Zhao Xiaoqiang	Executive Director	PRC	None
William Xu Zhang	Investment Manager	USA	None
MEISHENG CULTURAL & CREATIVE CO., LTD
Zhao Xiangqiang	Director and Chairman of Board of Directors	PRC	None
Shi Weiping	Director	PRC	None
Guo Rui	Director and President	PRC	None
Zhang Danfeng	Director and Board Secretary	PRC	None
Li Maosheng	Independent Director	PRC	None
Gao Chuang	Independent Director	PRC	None
Lei Xintu	Independent Director	PRC	None
Zhao Fengyun	Supervisor and Chairman of Board of Supervisors	PRC	None
Ding Xiuping	Supervisor	PRC	None
Li Xuewen	Supervisor	PRC	None
Quan Haohua	Vice President	PRC	None
Chen Wen	Vice President	PRC	None
Ma Hongtang	Vice President	PRC	None
Pan Jing	Vice President	PRC	None
Zhu Linfang	Chief Financial Officer	PRC	None

The address of all the persons listed above is c/o Hongkong Meisheng Culture Company Ltd

Room 1204, Mongkok Commercial Centre 16 Argyle Street, Mongkok, Kowloon, Hong Kong. Each of the above persons disclaim beneficial ownership of all of the shares of common stock included in this report by any of the Reporting Persons, and the filing of this report shall not be construed as an admission that any such person is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose.